5000 Legacy Drive, Suite 350

Plano, Texas 75024

November 5, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	BG Staffing, Inc.

Supplemental Letter

Registration Statement on Form S-1 (File No. 333-191683)

CIK No. 0001474903

Ladies and Gentlemen:

This letter is sent on behalf of BG Staffing, Inc., a Delaware corporation (the “Company”), in connection with the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and relating to the resale of outstanding shares of the Company’s common stock, par value $0.01 per share. The Company hereby represents that, since June 30, 2013, there has been no material adverse trend or development with respect to the Company’s business, financial condition or performance.

Please do not hesitate to contact me by telephone at (972) 692-2422 or by email at mrutledge@bgstaffing.com with any questions or comments regarding this letter.

Sincerely,

/s/ Michael A. Rutledge

Michael A. Rutledge

Chief Financial Officer and Secretary

BG Staffing, Inc.